FOX LAW OFFICES, P.A.
c/o 131 COURT STREET, #11
EXETER, NEW HAMPSHIRE 03833
Telephone: (603) 778-9910
Facsimile: (603) 778-9911
*Admitted only in Pennsylvania
and Florida

June 24, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Larry Spirgel, Assistant Director

Re:	Clavis Technologies International Co., Ltd.
Amendment Number 2 to Form S-1
Filed June 11, 2010
File No. 333-164589

Dear Mr. Spirgel:

This letter is a point by point response to the Staff’s comment letter dated June 17, 2010 (the “Staff Letter”) on the amendment no. 2 to the registration statement on Form S-1 (File No. 333-164589) (“registration statement”) of Clavis Technologies International Co., Ltd. (the “Company”) filed with the Securities and Exchange Commission on June 11, 2010.  The item numbers below correspond to the item numbers in the Staff Letter.  For convenience we have reproduced the text of each comment and provided the Company’s response immediately below the text.  We are filing concurrently herewith the Amendment No. 3 to the registration statement (the “Amendment”).

All page number references in the Company’s responses are to the page numbers of the Amendment (unless otherwise indicated).

To facilitate your review, we are sending you two (2) courtesy copies for the Amendment, marked to show changes from the amendment number 2 to the registration statement.

Determination of Offering Price, page 12

1.
We note your response to comment four from our letter dated May 11, 2010.  As previously requested, please clarify how share purchases will be consummated in light of the low stock price. For example, do the selling shareholders anticipate completing sales for less than 1000 shares of common stock for nominal consideration?

Response: The Company has revised the disclosure on page 12 of the Amendment to disclose how the purchase of shares will be consummated by the selling security holders at the fixed price set forth in the Amendment.  The Company’s understanding is that prior to the commencement of the public trading market for the Company’s stock, selling security holders anticipate selling their stock in lots of at least 10,000 shares.

U.S Securities and Exchange Commission
Division of Corporation Finance
June 24, 2010

Description of Business, page 19

2.
We note your response to comment 10 from our letter dated May 11, 2010 in which you indicate that you have deleted the references to initiatives to reduce costs on page 19 of your amendment.  However, you disclose on page 19 that you “intend to offset the costs of these investments through product cost and operating expense reductions.”   Please revise.

Response:  The Company has deleted the statement noted in Comment 2 on page 19 of the Amendment.

Report of Independent Registered Public Accounting Firm, page F-11

3.
We note that your audit report was signed by an audit firm based in Los Angeles, California. We also note that you conduct almost all of your operations, generate substantially all of your revenues and locate your assets in Seoul, Korea. After asking your auditor, please tell us where the majority of the audit work was conducted and how they concluded that it is appropriate to have an audit report issued by an auditor licensed in Los Angeles, California.

Response:  The Company engaged its audit firm based on the understanding that the auditors are able to make trip to the Company’s corporate office located in Seoul, Korea and perform the required audit work.  Based on this understanding and engagement scope, the audit firm has sent a team of 2-3 auditors, composed of experienced auditors and partners, to the Company’s corporate office and performed a majority of audit work there.  In determining the qualification of the audit firm, the Company noted that the audit firm was PCAOB registered firm and has prior experience in audits of companies based in Korea.  Also, the auditors who participated in the Company’s audit were bilingual in Korean and English which helped greatly with the communication between the auditors and the Company.

Results of Operations . . . page 46

4.
We note your significant drop in revenues for the three months ended March 31, 2010 as compared to the same period in 2009.  We note that you attribute such decline the number of deliverables made for projects in both periods and that “projects in the first quarter of 2010 are still ongoing.”  Expand your disclosure to compare the number of projects in progress for both periods.

Response:  The Company has provided the expanded disclosure on page 46 of the Amendment.

U.S Securities and Exchange Commission
Division of Corporation Finance
June 24, 2010

Revenue Recognition, page 48
Revenues, Page 52
Gross Profit, page 52

5.
We note your response to comments 15 and 16 torn our comment letter dated May 11, 2010.  It appears that RFID software is more than incidental in your revenue arrangements and that you do not sell RFID hardware on a stand-alone basis (i.e., without a subsequent delivery of your proprietary RFID software solution, integration services and upgrade rights).  In this regard, we note from your product description which commences on page 19 that your product offerings consist primarily of RFID software and upgrades. Accordingly, please tell us your consideration of ASC Topic 985-605-25 or why it is inapplicable to your accounting for revenues from customer contracts. Please advise or revise.

Response:  The Company’s main source of revenue from inception through 2010 has been from the sale of RFID hardware and software.  The Company’s RFID software is integral part of the hardware to function in accordance with the customers specifications.  Much of the development and modification work by the Company is performed prior to the Company’s sale of the hardware to its customers.   Revenue for such sales of hardware and software were accounted for using contract accounting method and, thus, the Company believes its revenue recognition is in compliance of ASC 985-605-25-3.

While there may have been some software that is customized for the customer’s specification which may be subject to contract accounting (based on completed contract method), however, such amounts have been immaterial to the Company’s quarterly and annual revenues.  Consequently, the Company believes its revenue recognition is in compliance with ASC 985-605-25 guidance.

The Company has revised the Amendment on page 24 to disclose that the Company integrates its software in hardware that is sold to its customers prior to delivery to the customer.

Liquidity and Capital Resources . . . page 49

6.
We note your response to comment 13 from our letter dated May 11, 2010.  Please revise your disclosure to clearly state the amount of funds currently available to you pursuant to your financing agreements with banks.

Response:  The Company has provided the requested disclosure on pages 47 and 49 of the Amendment.

7.
We note your statement on page 47 that you have an oral agreement from a significant stockholder to lend you approximately $480,000 to $560,000.  We also note your statement on page 49 that you have a written commitment from a significant stockholder to lend you approximately $600,000 to $700,000.  Please clarify whether these references are to the same agreement and disclose the terms of any existing agreements, including the identity of the significant stockholder.  In addition, if you have entered into an agreement with a security holder named in the registration statement, such agreement should he filed as an exhibit with your next amendment.  See Item 601(b)(10)(ii)(A) of Regulation S-K.

Response:  The Company has revised the disclosure on page 49 to conform with the disclosure on page 47.  The Company confirms that the references on page 47 and 49 are to the same oral agreement to fund the Company in the amount of approximately $480,000 to $560,000.  This oral agreement is with Mr. Hwan Sup Lee, the founder, Chief Executive Officer and President of the Company.  Mr. Lee is not a security holder named in the Company’s registration statement.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment as requested by the Staff Letter.

Please call me at (603) 778-9910 if you have any comments on the information provided herein or if we can furnish any additional information or otherwise be of assistance.

Very truly yours,

/s/ Richard C. Fox

Richard C. Fox, Esq.

cc:           Mr. Hwan Sup Lee
Ms. Ki Young You